# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GalaxyEdge Acquisition Corp, CIK 0002091484
CUSIP: G3710B129
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001578621

## Reporting persons
- LMR Partners LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- LMR PARTNERS Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- LMR Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- LMR Partners AG: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- LMR PARTNERS (DIFC) Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- LMR Partners (Ireland) Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- Ben Levine: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)
- Stefan Renold: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 980,000; sole dispositive power 0; shared dispositive power 980,000; aggregate amount beneficially owned 980,000 (6.1% of the class)

## Item 1. Issuer
Name of issuer: GalaxyEdge Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York, 10036

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds with respect to the shares of Ordinary shares, par value $0.0001 per share ("Ordinary Shares"), held by certain funds; and (ii) Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by certain funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.
Citizenship: LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. LMR Partners (Ireland) Limited is a limited company incorporated in Ireland. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC), investment adviser (IA)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
As of March 31, 2026:

The Ordinary Shares beneficially owned by the Reporting Persons are directly held by LMR Multi-Strategy Master Fund Limited ("LMR Master Fund") and LMR CCSA Master Fund Ltd ("LMR CCSA Master Fund"). Each of LMR Master Fund and LMR CCSA Master Fund acquired 490,000 units of the Issuer's securities ("Units") in the Issuer's initial public offering, with each Unit consisting of one Ordinary Share and one right to receive one-fourth (1/4) of one Ordinary Share upon the consummation of the Issuer's initial business combination ("Rights"). By virtue of holding the Units, each of LMR Master Fund and LMR CCSA Master Fund directly holds 490,000 Ordinary Shares, with a total of 980,000 Ordinary Shares in the aggregate (the "LMR Shares").
In addition to the LMR Shares, by virtue of holding the Units, each of LMR Master Fund and LMR CCSA Master Fund also directly holds 490,000 Rights, each entitling the holder to receive one-fourth (1/4) of one Ordinary Share upon the consummation of the Issuer's initial business combination. The Rights are not currently exchangeable and will be exchanged for Ordinary Shares solely upon the consummation of the Issuer's initial business combination.
Percent of class:
As of March 31, 2026:

The Ordinary Shares held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 3.1% and the LMR Shares in the aggregate represent approximately 6.1% of the outstanding Ordinary Shares, based on 15,982,500 Ordinary Shares of the Issuer outstanding as of March 10, 2026, as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on March 6, 2026 and the Issuer's Form 8-Ks filed with the Securities and Exchange Commission on March 5, 2026 and March 10, 2026.
Sole power to vote or to direct the vote: As of March 31, 2026, each of the Reporting Persons had sole power to vote or direct the vote of 0 Ordinary Shares.
Shared power to vote or to direct the vote: As of March 31, 2026, each of the Reporting Persons had shared power to vote or direct the vote of 980,000 Ordinary Shares.
Sole power to dispose or to direct the disposition: As of March 31, 2026, each of the Reporting Persons had sole power to dispose or to direct the disposition of 0 Ordinary Shares.
Shared power to dispose or to direct the disposition: As of March 31, 2026, each of the Reporting Persons had shared power to dispose or to direct the disposition of 980,000 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Persons are directly held by LMR Master Fund and LMR CCSA Master Fund, for which the LMR Investment Managers serve as the investment managers.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to LMR Partners LLP, LMR Partners Limited, LMR Partners AG, LMR Partners (DIFC) Limited and LMR Partners (Ireland) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- LMR Partners LLP: Shane Cullinane, Chief Operating Officer (05/15/2026)
- LMR PARTNERS Ltd: Shane Cullinane, Chief Operating Officer (05/15/2026)
- LMR Partners LLC: Allyson Hanlon, Deputy General Counsel (05/15/2026)
- LMR Partners AG: Shane Cullinane, Chief Operating Officer (05/15/2026)
- LMR PARTNERS (DIFC) Ltd: Shane Cullinane, Chief Operating Officer (05/15/2026)
- LMR Partners (Ireland) Limited: Shane Cullinane, Chief Operating Officer (05/15/2026)
- Ben Levine: Ben Levine, Self (05/15/2026)
- Stefan Renold: Stefan Renold, Self (05/15/2026)